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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549
                                  SCHEDULE 13D

          Under the Securities Exchange Act of 1934 (Amendment No. --)*

                              CKE RESTAURANTS, INC
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                                (Name of Issuer)

                                  COMMON STOCK
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                         (Title of Class of Securities)

                                    12561E105
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                                 (CUSIP Number)

       RICHARD H. PICKUP, 2321 ALCOVA RIDGE DRIVE, LAS VEGAS, NEVADA 89134
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            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)


                                  MAY 22, 2001

             (Date of Event Which Requires Filing of This Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d1(f) or Rule 13d-1(g), check the following box.[ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)

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(1) Names of Reporting Persons

     Richard H. Pickup, an individual - SS No. ###-##-####
     Dito Devcar Corporation, a Nevada Corporation - I.D. No. 88-0294385 Dito Caree, LP, a Nevada Limited Partnership - I.D. No. 88-0302506
     TD Investments, LLC, a Nevada Limited Liability Company - I.D.
        No. 88-0370064
     Pickup Family Trust - I.D. No. ###-##-####
     Pickup Charitable Unitrust II - I.D. No. 33-0563297
     TB Fund, LLC - a Nevada Limited Liability Company - I.D. No. 88-0483391

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(2) Check the Appropriate Box if a Member of a Group

                                                                         (a) [X)
                                                                         (b) [ ]

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(3) SEC Use Only

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(4) Source of Funds

     PF and WC

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(5) Check if Disclosure of Legal Proceedings is Required Pursuant to
    Items 2(d) or 2(e)                                                       [ ]

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(6) Citizenship or Place of Organization

     Richard H. Pickup is an individual residing within and a citizen of the United States. Each of the reporting entities was organized under and pursuant to the laws of the State of Nevada.

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(7) Sole Voting Power

     Richard H. Pickup, an individual - 0 Shares
     Dito Devcar Corporation, a Nevada Corporation - 150,000 Shares
     Dito Caree, LP, a Nevada Limited Partnership - 300,000 Shares
     TD Investments, LLC, a Nevada Limited Liability Company - 250,561 Shares Pickup Family Trust - 2,000,000 Shares
     Pickup Charitable Unitrust II - 100,000 Shares
     TB Fund, LLC - a Nevada Limited Liability Company - 350,000 Shares

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(8) Shared Voting Power

     None

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(9) Sole Dispositive Power

     Richard H. Pickup, an individual - 0 Shares
     Dito Devcar Corporation, a Nevada Corporation - 150,000 Shares
     Dito Caree, LP, a Nevada Limited Partnership - 300,000 Shares
     TD Investments, LLC, a Nevada Limited Liability Company - 250,561 Shares Pickup Family Trust - 2,000,000 Shares
     Pickup Charitable Unitrust II - 100,000 Shares
     TB Fund, LLC - a Nevada Limited Liability Company - 350,000 Shares

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(10) Shared Dispositive Power

     None

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(11) Aggregate Amount Beneficially Owned by Each Reporting Person

     Richard H. Pickup, an individual - 0 Shares
     Dito Devcar Corporation, a Nevada Corporation - 150,000 Shares
     Dito Caree, LP, a Nevada Limited Partnership - 300,000 Shares
     TD Investments, LLC, a Nevada Limited Liability Company - 250,561 Shares Pickup Family Trust - 2,000,000 Shares
     Pickup Charitable Unitrust II - 100,000 Shares
     TB Fund, LLC - a Nevada Limited Liability Company - 350,000 Shares

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(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions)                                                      [ ]

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(13) Percent of Class Represented by Amount in Row (11)

     Richard H. Pickup, an individual - 0.0%
     Dito Devcar Corporation, a Nevada Corporation - 0.3%
     Dito Cares, LP, a Nevada Limited Partnership - 0.8%
     TD Investments, LLC, a Nevada Limited Liability Company - 0.5% Pickup Family Trust - 3.9%
     Pickup Charitable Unitrust II - 0.1%
     TB Fund, LLC - a Nevada Limited Liability Company - 0.7%

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(14) Type of Reporting Person

     Richard H. Pickup, an individual - IN
     Dito Devcar Corporation, a Nevada Corporation - CO
     Dito Caree, LP, a Nevada Limited Partnership - PN
     TD Investments, LLC, a Nevada Limited Liability Company - CO
     Pickup Family Trust - CO
     Pickup Charitable Unitrust II - CO
     TB Fund, LLC - a Nevada Limited Liability Company - CO

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                                  SCHEDULE 13D

ITEM 1. SECURITY AND ISSUER

     This filed Schedule 13D, dated May 22,2001 relates to shares of Common Stock ("Shares") of CKE Restaurants, Inc. a Delaware corporation ("CKE") whose executive offices are located at 401 West Carl Karcher Way, Anaheim, California 92801. Shares of CKE are traded on the New York Stock Exchange under the trading symbol of CKR.

ITEM 2. IDENTITY AND BACKGROUND

     This filing is by, Dito Devcar Corporation, a Nevada corporation ("Dito"), Dito Caree, LP, a Nevada limited partnership ("Dito Cares"), The Pickup Family Trust ("Family Trust"), the Pickup Charitable Unitrust II ("Charitable Unitrust II"), TD Investments, LLC ("TD Investments"), and the TB Fund LLC, ("TB Fund") (collectively, "Reporting Entities") are record holders of Shares. Each of the Reporting Entities is directly or indirectly controlled or operating for the benefit of Mr. Richard H. Pickup.

     The total holdings of Shares owned by all the Reporting Entities exceed 5% of the issued and outstanding Shares of CKE.

     Over the past five (5) years, none of the filing persons nor any of the Reporting Entities, nor any trustee of a trust or general partner of a partnership, nor any manager or member of a limited liability company, nor any of the officers or directors of any corporation identified in the Original Filing have been (1) convicted in a criminal proceeding, or (2) been a party to a civil proceeding of a judicial or administrative body which resulted in a judgment, decree or final order enjoining future violations of or prohibitions or mandating activity subject to federal or state securities laws or fording any violations with respect to such laws.

     Although Mr. Richard H. Pickup is the controlling person, trustee or majority shareholder of each of the Reporting Entities, and it is acknowledged that he exercises sufficient control in order to consider each of the Reporting Entities to be treated as a "group," there exists no formal or informal agreements or understandings, either in writing or orally, between any of the Reporting Entities and/or Mr. Pickup concerning the Shares nor their holding, voting or acquisition or disposition of any Shares of CKE.


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ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     As previously reported, the Shares are acquired by means of private capital or working capital of the entities acquiring said Shares and no portions of said funds have been borrowed.

ITEM 4. PURPOSE OF TRANSACTION

     Each of the filing persons retains the election and right of making further acquisitions and/or dispositions of CKE stock from one or more sellers or buyers, either through open market or negotiated private transactions, or disposing of all or any portion of the filing persons' Shares held in CKE stock, to one or more purchasers, either through open market or in private negotiated transactions.

     None of the filing persons has any present plans or proposals which may relate to or result in:

     A. The acquisition or disposition by any reporting person of any additional securities of the issuer or the disposition of securities of the issuer.

     B. An extraordinary corporate transaction, such a merger, reorganization or liquidation involving the issuer or any of its subsidiaries.

     C. The sale or transfer of a material amount of assets of the issuer or any of its subsidiaries.

     D. A change in the present board of directors or management of the issuer, including any plans or proposals to change the number of directors or to fill any existing vacancies upon the board.

     E. Any material change in the present capitalization or dividend policy of the issuer.

     F. Any material change in the issuer's business or corporate structure.

     G. Changes in the issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person.

     H. Causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association.

     I. Causing a class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended.

     J. Any action similar to any of those enumerated above.

     Although no member of the filing persons has any present plans in connection with any of the foregoing, none of the foregoing actions by any of the filing persons, or any member thereof, can be ruled out in the future for either the short or the long-term.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

     The percentage of Shares owned by all of the reporting persons herein are based upon a total of 50,501,421 Shares of Common Stock of CKE outstanding as reflected in CKE's most recent report as filed with the Securities and Exchange Commission.

     The interest in Shares and securities of CKE held by each of the filing persons is as follows:

     A. Mr. Richard H. Pickup is currently the beneficial and record holder of 0 Shares, which represents approximately 0.0% of all the issued and outstanding shares of CKE.

     B. Dito Devcar Corporation is currently the beneficial and record owner of 150,000 Shares, which represents approximately 0.3% of all of the issued and outstanding Shares of CKE.


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     C. The Pickup Charitable Remainder Unitrust II ("Trust II") is currently the beneficial and record holder of 100,000 Shares. The holdings of Trust II constitute approximately 0.1% of all the issued and outstanding Shares of CKE.

     D. TD Investments, LLC is the beneficial and record holder of 250,561 Shares. The holdings of TD Investments LLC constitute approximately 0.5% of all the issued and outstanding Shares of CKE.

     E. The Pickup Family Trust is the beneficial and record holder of 2,000,000 Shares. The Trust's holdings constitute approximately 3.9% of all the issued and outstanding Shares of CKE.

     F. Dito Caree, LP is the owner of 400,000 Shares. The percentage of Shares held by Dito Caree, LP represents 0.8% of all the issued and outstanding Shares of CKE.

     G. TB Fund LLC is the owner of 350,000 shares. The percentage of shares held by the TB Fund LLC represents 0.7% of all issued and outstanding shares of CKE.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

     No contracts, arrangements, understandings or relationships exist with respect to securities of CKE between any of the reporting persons disclosed herein or Mr. Richard H. Pickup.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

     Not applicable, no exhibits are to be filed.

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, and correct.

Dated: May 22, 2001                               DITO DEVCAR CORPORATION
                                                  A Nevada corporation



                                                  By: /s/ DAVID B. HEHN
                                                      --------------------------
                                                          DAVID B. HEHN,
                                                          President



                                                  DITO CAREE, L.P.
                                                  A Nevada limited partnership

                                                  By: Gamebusters, Inc.,
                                                      A Nevada corporation
                                                      Its General Partner


                                                  By: /s/ DAVID B. HEHN
                                                      --------------------------
                                                          DAVID B. HEHN,
                                                          President


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                                                  TD INVESTMENTS, LLC,
                                                  A Nevada limited liability
                                                  company


                                                  By: /s/ DAVID B. HEHN
                                                      --------------------------
                                                          DAVID B. HEHN,
                                                          President


                                                  THE PICKUP FAMILY TRUST UNDER
                                                  DECLARATION OF TRUST,
                                                  Dated January 5, 1989


                                                  By: /s/ RICHARD H. PICKUP
                                                      --------------------------
                                                          RICHARD H. PICKUP,
                                                          Trustee


                                                  PICKUP CHARITABLE UNITRUST II


                                                  By: /s/ RICHARD H. PICKUP
                                                      --------------------------
                                                          RICHARD H. PICKUP,
                                                          Trustee


                                                  TB FUND LLC
                                                  A Nevada limited liability
                                                  company


                                                  By: /s/ RICHARD H. PICKUP
                                                      --------------------------
                                                          RICHARD H. PICKUP,
                                                          Managing Member


                                                  By: /s/ RICHARD H. PICKUP
                                                      --------------------------
                                                          RICHARD H. PICKUP,
                                                          An Individual


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